UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Antares Pharma, Inc.
(Name of Subject Company)

Antares Pharma, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

036642106
(CUSIP Number of Class of Securities)

Fred M. Powell
Executive Vice President and Chief Financial Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Atlas Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Halozyme Therapeutics, Inc. (“Parent”), for all of the outstanding shares of common stock, par value $0.01 per share of Antares Pharma, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated April 12, 2022, among the Company, Parent and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Antares LinkedIn post, posted on April 13, 2022
• Exhibit 99.2:	Letter from CEO to Employees, dated April 13, 2022
• Exhibit 99.3:	Note to Partners, first used on April 13, 2022
• Exhibit 99.4:	Note to Employees, dated April 13, 2022
• Exhibit 99.5:	Transaction Infographic, first used April 13, 2022

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent (together with its subsidiaries, “Halozyme”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Halozyme will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://www.antarespharma.com/investors/sec-filings or by contacting the Company’s investor relations contact at +1 609-359-3016. Copies of the documents filed with the SEC by Halozyme can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Halozyme, as well as the solicitation/recommendation statement to be filed by the Company, the Company will also file annual, quarterly and current reports with the SEC. The Company’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of April 13, 2022. The Company assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to the Company and the proposed acquisition of the Company that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, the Company’s products and partnered products and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of the Company’s stockholders will tender their shares of the Company’s common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; risks related to the commercial launch, market acceptance, payor coverage and future prescriptions and revenue for TLANDO™; actions by the FDA and other regulatory agencies with respect to the Company’s or its partners’ products or product candidates; uncertainties related to the timing and results of the Company’s or its partners’ research projects or clinical trials of product candidates in development; uncertainties as to the commercial success of the Company’s products or partner products and growth in product, development, licensing and royalty revenue and uncertainties as to the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities.

Further descriptions of risks and uncertainties relating to the Company can be found in the Company’s Registration Statement on Form S-1, as amended, Annual Report on Form 10-K for the year ended December 31, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.antarespharma.com/investors/sec-filing.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.